Exhibit 2

CONSENT OF QUALIFIED PERSON

January 16, 2013

I, William E. Roscoe, Ph.D., P.Eng., do hereby consent to the public filing of the report titled “Technical Report on a Mineral Resource Estimate Update for the Phoenix Deposits, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” (the Technical Report), prepared for Denison Mines Corp. and dated December 31, 2012, and extracts from, or the summary of, the Technical Report in the press release of Denison Mines Corp. dated January 9, 2013 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “William E. Roscoe”

William E. Roscoe, Ph.D., P.Eng.